SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2018 Results May 9, 2018 Page | 1

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 9, 2018 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces today its results for the 2018 first quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our financial information for the three-month period ended March 31, 2018 filed with the CVM and submitted to the SEC.

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 5.9% in 1Q18, as strong performance in Latin America South (LAS) (+24.6%) and Central America and the Caribbean (CAC) (+8.7%) and a flattish performance in Canada (+0.5%) were partially impacted by Brazil (-1.8%). In Brazil, volume decline of 11.0% was almost fully offset by a healthy net revenue per hectoliter (NR/hl) growth of 10.3%. In LAS, volume was up by a solid 5.7% and NR/hl rose by 17.8%. In CAC, volume and NR/hl grew by 4.3% and 4.2%, respectively. And, in Canada, volume marginal decline of 0.4% was offset by NR/hl growth of 1.0%.

Cost of goods sold (COGS): COGS and cash COGS (excluding depreciation and amortization) were flattish in the quarter (+0.2% and -0.3%, respectively). On a per hectoliter basis, COGS (COGS/hl) was up 6.3% while cash COGS grew by 5.8%, mainly due to inflationary pressures in Argentina and higher commodities prices, partially offset by favorable FX in LAS and Brazil.

Selling, general & administrative (SG&A) expenses: In 1Q18 SG&A and cash SG&A (excluding depreciation and amortization) increased by 6.8% and 6.4%, respectively, in line with our weighted average inflation (approximately 6.7%).

EBITDA, gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,638.7 million (+10.1%) in 1Q18, with gross margin of 61.7% (+210bps) and EBITDA margin of 39.9% (+160bps).

Normalized net profit and EPS: Normalized Net Profit was R$ 2,610.9 million in 1Q18, 12.7% higher than in 1Q17, as the EBITDA organic growth and the reduction of net financial expenses were partially impacted by a higher tax rate. Normalized EPS in the quarter was R$ 0.16 (+13.6%).

Cash generation and CAPEX: Cash flow from operating activities before changes in working capital and provisions was R$ 4,651.7 million (+1.6%) while CAPEX reached R$ 472.7 million (-15.5%).

Payout and financial discipline: In 1Q18, we have paid R$ 1.1 billion in dividends. As of March 31, 2018, our net cash position was R$ 3,497.9 million.

Financial highlights - Ambev consolidated			% As	%
R$ million	1Q17	1Q18	Reported	Organic
Total volume	41,305.1	38,915.5	-5.8%	-5.8%
Net revenue	11,241.8	11,640.2	3.5%	5.9%
Gross profit	6,718.7	7,179.5	6.9%	9.7%
% Gross margin	59.8%	61.7%	190 bps	210 bps
Normalized EBITDA	4,356.2	4,638.7	6.5%	10.1%
% Normalized EBITDA margin	38.7%	39.9%	120 bps	160 bps

Profit	2,289.8	2,597.6	13.4%
Normalized profit	2,316.0	2,610.9	12.7%
EPS (R$/shares)	0.14	0.16	14.3%
Normalized EPS (R$/shares)	0.14	0.16	13.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 2

MANAGEMENT COMMENTS

We started the year delivering, on a consolidated basis, top line and EBITDA growth of 5.9% and 10.1%, respectively, accompanied by margin expansion of 160bps to 39.9%.

For Beer Brazil, as flagged in our FY17 results, volume was adversely impacted by a soft industry that, according to our estimates, declined between low and mid-single digit, as a result of an earlier Carnival and poor weather. We also faced a tough comparable in 1Q17, during which our volume grew by 3.4%, considerably outperforming the industry. Volume shortfall was almost fully offset by a healthy NR/hl growth of 7.7%, driven by our continued revenue management initiatives coupled with the carry-over of the price adjustment implemented in 3Q17. Additionally, we posted another quarter of solid cost performance, benefiting from favorable FX, leading to EBITDA increase of 5.2% and margin expansion of 260bps to 43.8%.

Our Non Alcoholic Beverages business in Brazil (NAB Brazil)1 also had a challenging quarter in terms of volume (-19.4%). Similarly to Beer, NAB faced a hard comparable in 1Q17, during which the soft drink industry was down high single digit whilst our volume was flattish. Additionally, the industry is still being affected by low discretionary spending, falling, as we estimate, by mid-single digit in 1Q18. Nonetheless, a solid NR/hl growth (+16.2%) resulting from revenue management initiatives and the annualization of the price increase implemented in the second half of 2017 contributed to EBITDA growth of 6.1% and margin expansion of 350bps to 29.5%.

Despite short term volume volatility in Brazil, we remained consistent in our commercial strategy, leveraging our growth platforms and making good progress in each of them to further pave the way for sustainable long term growth:

       Elevate the Core

•         During the quarter, we launched Antarctica’s new Visual Brand Identity (VBI). Built upon the results and lessons learned with both Skol and Brahma, Antarctica’s new VBI is expected to be a major success, exploring the brand´s tradition and quality.

•         Brahma is building momentum as the 2018 FIFA World Cup in Russia approaches. The brand’s most recent action was the re-printing of historic labels that adorned its bottles during the years in which Brazil won the World Cup: 1958, 1962, 1970, 1994 and 2002. The new labels were distributed across the whole country with an incredibly positive response from consumers.

•         Brahma Extra, with its three variants – Lager, Red Lager and Weiss – delivered a strong performance in 1Q18, with volume growing almost 100% and reaching more than 1% of our beer volume in Brazil.

       Accelerate Premium

•         Our global portfolio of premium brands, comprised of Budweiser, Stella Artois and Corona, grew by double digits during the quarter, meeting the raising awareness of Brazilians for premium brands while delivering memorable experiences.

1 From now on, our Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages business in Brazil (CSD&NANC Brazil) will be named Non-Alcoholic Beverages Brazil (NAB Brazil).

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 3

•         Budweiser sponsored the first edition of Lollapalooza in the US back in 1991. Inspired by this heritage, in March the brand was for the first time the sponsor of the festival in Brazil, featuring several iconic singers.

•         For the second year in a row, Stella Artois launched the global campaign “Buy a Lady a Drink”, in partnership with Water.org, to help raise awareness of the global water crisis, inviting its consumers to leave a legacy.

       Drive Smart Affordability

•         We have been incorporating several initiatives related to packaging and route-to-market which tackle the affordability issue in Brazil with no impact on profitability.

•         We believe that to foster beer consumption in the country, especially in underdeveloped regions, we have to steadily evolve with these types of initiatives. In this context, given the importance of affordability, we incorporated this as one of our growth platforms.

•         Our returnable glass bottle strategy in the off-trade remains on track, with the 300ml bottles – our “minis” – driving more competitive consumer price.

       Shape In Home & Boost Out Of Home

•         As we started the year, we continued to accelerate our trade programs, putting great efforts to assure a high service level everywhere. A consistent execution in the on-trade and in the off-trade enables us to step up consumers experience in both channels while building strong brands.

Regarding our international operations, LAS net revenue increased by 24.6%, with NR/hl growing 17.8%. Volume was up 5.7%, with all the countries performing well, enabling us to reach record beer volume in a first quarter in the region. In Argentina in particular, beer volume grew by high single digit, fueled by Brahma coupled with the successful launch of Quilmes Clásica. Our premium portfolio in the country also led the way, with Stella Artois, Corona and local craft brand Patagonia presenting strong growth and driving a positive mix. LAS EBITDA grew by 25.2%, with margin expansion of 30bps to 43.1%.

Our business in CAC also had another solid quarter, with top line up 8.7% and NR/hl up 4.2%. Volume increased by 4.3%, with Dominican Republic and Panama, the two largest countries in the region, delivering strong growth. In the Dominican Republic, we continued to invest in the Presidente brand, promoting a notable Carnival along with a 360 Holy Week activation. And, in Panama, we witnessed the continued success of our portfolio of brands, led by Atlas Golden Light, which delivered to consumers great experiences during two major events: Carnival and the Atlas Golden Fest Festival. CAC EBITDA grew by 18.7%, with margin expansion of 330bps to 38.7%. In US dollars, reported EBITDA grew close to 16.0%.

Finally, in Canada, top line was slightly positive (+0.5%) and NR/hl was up 1.0%, as a favorable brand mix was adversely affected by excise taxes increase. Volume was marginally down (-0.4%), predominantly driven by a soft industry. Our strong portfolio, on the other hand, helped us retain our leading position in the Canadian market, with Bud Light, Corona, Stella Artois and Michelob Ultra all outperforming the industry. Our craft portfolio, comprised of Mill Street and Archibald, among other brands, also had a solid start, growing double digits year over year. EBITDA in Canada declined by 20.4%, mainly explained by cash COGS/hl growth of 26.0%, driven by, among other factors, a hard comparable in 1Q17, when cash COGS/hl decreased by 7.6%.

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 4

OUTLOOK

When we announced our FY17 results, we mentioned that despite facing challenging beer volume in Brazil in 1Q18, we had a positive view for the balance of the year. Our outlook remains unchanged.

Specifically for Beer Brazil, as we turned the page on 1Q18, the trends are more positive. In this context, and also supported by a strong execution during the 2018 FIFA World Cup, we expect beer volume to resume growth in 2Q18.

Regarding NAB Brazil, while we are not satisfied with our volume result this quarter, we are confident that we are implementing the right commercial initiatives needed to strengthen our foundations and deliver an improved volume performance. The 2018 FIFA World Cup should also be supportive, with Guaraná Antarctica as one of the official sponsors of the Brazilian team.

With that, overall we are optimistic about our business in Brazil and committed to consistently develop our growth platforms, enhancing our brands, improving route to market, fostering RGBs and premium and stepping up our execution in the marketplace, which we believe are the right opportunities worth pursuing. We remain confident that we have a robust plan and a powerful portfolio to further accelerate EBITDA growth.

Regarding our international operations, in LAS and CAC we are enthusiastic with the evolution of our business and we reinforce our positive outlook for both regions. And, in Canada, while not pleased with our performance this quarter, as we cycle COGS hard comparable, we are confident that we will be able to deliver improved results, supported by our strong portfolio of brands.

Finally, we are also excited that other important countries in which we operate – Argentina, Uruguay and Panama – will also participate in the 2018 FIFA World Cup. In this sense, we have a strong plan to execute a memorable 360 activation in all these countries, enhancing the equity of our portfolio of brands.

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 5

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Net revenue	11,241.8	-	(263.9)	662.3	11,640.2	3.5%	5.9%
Cost of goods sold (COGS)	(4,523.1)	-	71.0	(8.6)	(4,460.7)	-1.4%	0.2%
Gross profit	6,718.7	-	(192.9)	653.7	7,179.5	6.9%	9.7%
Selling, general and administrative (SG&A)	(3,480.9)	-	51.3	(237.8)	(3,667.4)	5.4%	6.8%
Other operating income/(expenses)	290.8	-	0.3	(33.5)	257.6	-11.4%	-11.5%
Normalized operating income (normalized EBIT)	3,528.6	-	(141.3)	382.3	3,769.6	6.8%	10.8%
Exceptional items above EBIT	(28.7)	-	0.2	20.1	(8.4)	-70.6%	-70.0%
Net finance results	(872.6)				(544.3)	-37.6%
Share of results of joint ventures	1.0				0.6	-40.2%
Income tax expense	(338.5)				(619.9)	83.1%

Profit	2,289.8				2,597.6	13.4%
Attributable to Ambev holders	2,199.1				2,516.0	14.4%
Attributable to non-controlling interests	90.7				81.7	-10.0%

Normalized profit	2,316.0				2,610.9	12.7%
Attributable to Ambev holders	2,225.3				2,529.2	13.7%

Normalized EBITDA	4,356.2	-	(155.8)	438.4	4,638.7	6.5%	10.1%

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 6

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 7

AMBEV CONSOLIDATED

We delivered during the quarter R$ 11,640.2 million of Net Revenue (+5.9%) and R$ 4,638.7 million of Normalized EBITDA (+10.1%).

Ambev			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	41,305.1	-	-	(2,389.6)	38,915.5	-5.8%	-5.8%

Net revenue	11,241.8	-	(263.9)	662.3	11,640.2	3.5%	5.9%
Net revenue/hl (R$)	272.2	-	(6.8)	33.7	299.1	9.9%	12.4%
COGS	(4,523.1)	-	71.0	(8.6)	(4,460.7)	-1.4%	0.2%
COGS/hl (R$)	(109.5)	-	1.8	(6.9)	(114.6)	4.7%	6.3%
COGS excl. deprec. & amort.	(3,976.1)	-	63.9	13.6	(3,898.6)	-2.0%	-0.3%
COGS/hl excl. deprec. & amort. (R$)	(96.3)	-	1.6	(5.6)	(100.2)	4.1%	5.8%
Gross profit	6,718.7	-	(192.9)	653.7	7,179.5	6.9%	9.7%
% Gross margin	59.8%				61.7%	190 bps	210 bps
SG&A excl. deprec. & amort.	(3,200.3)	-	43.9	(204.1)	(3,360.5)	5.0%	6.4%
SG&A deprec. & amort.	(280.6)	-	7.4	(33.7)	(306.9)	9.4%	12.0%
SG&A total	(3,480.9)	-	51.3	(237.8)	(3,667.4)	5.4%	6.8%
Other operating income/(expenses)	290.8	-	0.3	(33.5)	257.6	-11.4%	-11.5%
Normalized EBIT	3,528.6	-	(141.3)	382.3	3,769.6	6.8%	10.8%
% Normalized EBIT margin	31.4%				32.4%	100 bps	150 bps
Normalized EBITDA	4,356.2	-	(155.8)	438.4	4,638.7	6.5%	10.1%
% Normalized EBITDA margin	38.7%				39.9%	120 bps	160 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 8

LATIN AMERICA NORTH (LAN)

Our LAN region includes Beer Brazil, Non-Alcoholic Beverages Brazil (NAB Brazil) and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 3,030.7 million (+7.1%).

LAN			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	30,286.4	-	-	(2,900.9)	27,385.5	-9.6%	-9.6%

Net revenue	7,352.1	-	0.1	(22.0)	7,330.2	-0.3%	-0.3%
Net revenue/hl (R$)	242.8	-	0.0	24.9	267.7	10.3%	10.3%
COGS	(3,128.4)	-	(1.2)	291.9	(2,837.8)	-9.3%	-9.3%
COGS/hl (R$)	(103.3)	-	(0.0)	(0.3)	(103.6)	0.3%	0.3%
COGS excl. deprec. & amort.	(2,703.9)	-	(1.7)	285.0	(2,420.6)	-10.5%	-10.5%
COGS/hl excl. deprec. & amort. (R$)	(89.3)	-	(0.1)	0.9	(88.4)	-1.0%	-1.1%
Gross profit	4,223.6	-	(1.1)	269.9	4,492.4	6.4%	6.4%
% Gross margin	57.4%				61.3%	390 bps	390 bps
SG&A excl. deprec. & amort.	(2,104.3)	-	(0.6)	(51.3)	(2,156.2)	2.5%	2.4%
SG&A deprec. & amort.	(221.7)	-	0.1	(3.7)	(225.3)	1.6%	1.7%
SG&A total	(2,326.1)	-	(0.5)	(55.0)	(2,381.5)	2.4%	2.4%
Other operating income/(expenses)	288.2	-	(0.1)	(10.7)	277.4	-3.8%	-3.7%
Normalized EBIT	2,185.8	-	(1.7)	204.1	2,388.2	9.3%	9.3%
% Normalized EBIT margin	29.7%				32.6%	290 bps	290 bps
Normalized EBITDA	2,832.0	-	(2.2)	200.9	3,030.7	7.0%	7.1%
% Normalized EBITDA margin	38.5%				41.3%	280 bps	290 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 9

BRAZIL

In 1Q18 we delivered R$ 2,585.6 million of Normalized EBITDA in Brazil (+5.3%), with an EBITDA margin of 41.8% (+280bps). Net revenue decreased by 1.8% in the quarter, with volume decline of 11.0% almost fully offset by a NR/hl growth of 10.3%, that also benefited from the exclusion of the State VAT (ICMS) from the Excise Taxes (PIS/COFINS) basis. Cash COGS and cash COGS/hl were down 13.2% and 2.5%, respectively, while cash SG&A grew by 2.9%.

Brazil			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	27,494.5	-	-	(3,020.4)	24,474.1	-11.0%	-11.0%

Net revenue	6,294.2	-	-	(113.8)	6,180.4	-1.8%	-1.8%
Net revenue/hl (R$)	228.9	-	-	23.6	252.5	10.3%	10.3%
COGS	(2,664.5)	-	-	315.1	(2,349.4)	-11.8%	-11.8%
COGS/hl (R$)	(96.9)	-	-	0.9	(96.0)	-0.9%	-0.9%
COGS excl. deprec. & amort.	(2,297.5)	-	-	303.3	(1,994.2)	-13.2%	-13.2%
COGS/hl excl. deprec. & amort. (R$)	(83.6)	-	-	2.1	(81.5)	-2.5%	-2.5%
Gross profit	3,629.7	-	-	201.4	3,831.1	5.5%	5.5%
% Gross margin	57.7%				62.0%	430 bps	430 bps
SG&A excl. deprec. & amort.	(1,821.8)	-	-	(52.0)	(1,873.8)	2.9%	2.9%
SG&A deprec. & amort.	(188.2)	-	-	(1.1)	(189.3)	0.6%	0.6%
SG&A total	(2,009.9)	-	-	(53.1)	(2,063.0)	2.6%	2.6%
Other operating income/(expenses)	280.2	-	-	(7.0)	273.2	-2.5%	-2.5%
Normalized EBIT	1,899.9	-	-	141.3	2,041.2	7.4%	7.4%
% Normalized EBIT margin	30.2%				33.0%	280 bps	280 bps
Normalized EBITDA	2,455.1	-	-	130.5	2,585.6	5.3%	5.3%
% Normalized EBITDA margin	39.0%				41.8%	280 bps	280 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 10

BEER BRAZIL

In 1Q18, EBITDA for Beer Brazil was R$ 2,330.9 million (+5.2%) with EBITDA margin expansion of 260bps to 43.8%.

Net revenue was down 1.0% in the quarter. Volume was down 8.1% explained by: (i) a soft industry that, according to our estimates, declined between low and mid-single digit, as a result of an earlier Carnival and poor weather; and (ii) a tough comparable in 1Q17, when we considerably outperformed the industry. NR/hl grew by 7.7%, mainly driven by our revenue management initiatives and the carry-over of the price adjustment implemented in 3Q17.

Cash COGS/hl was down 4.8%, driven by favorable FX, partially impacted by inflation and higher commodity prices. Cash SG&A was up 3.1%, as higher logistics costs affected by operational deleverage were partially offset by below inflation sales & marketing and administrative expenses.

Beer Brazil			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	20,549.2	-	-	(1,670.0)	18,879.1	-8.1%	-8.1%

Net revenue	5,370.5	-	-	(54.9)	5,315.6	-1.0%	-1.0%
Net revenue/hl (R$)	261.3	-	-	20.2	281.6	7.7%	7.7%
COGS	(2,113.9)	-	-	231.2	(1,882.7)	-10.9%	-10.9%
COGS/hl (R$)	(102.9)	-	-	3.1	(99.7)	-3.1%	-3.1%
COGS excl. deprec. & amort.	(1,801.7)	-	-	226.5	(1,575.2)	-12.6%	-12.6%
COGS/hl excl. deprec. & amort. (R$)	(87.7)	-	-	4.2	(83.4)	-4.8%	-4.8%
Gross profit	3,256.6	-	-	176.3	3,432.9	5.4%	5.4%
% Gross margin	60.6%				64.6%	400 bps	400 bps
SG&A excl. deprec. & amort.	(1,576.6)	-	-	(49.5)	(1,626.2)	3.1%	3.1%
SG&A deprec. & amort.	(167.7)	-	-	(2.7)	(170.4)	1.6%	1.6%
SG&A total	(1,744.3)	-	-	(52.2)	(1,796.6)	3.0%	3.0%
Other operating income/(expenses)	222.8	-	-	(6.2)	216.6	-2.8%	-2.8%
Normalized EBIT	1,735.0	-	-	117.9	1,853.0	6.8%	6.8%
% Normalized EBIT margin	32.3%				34.9%	260 bps	260 bps
Normalized EBITDA	2,214.9	-	-	115.9	2,330.9	5.2%	5.2%
% Normalized EBITDA margin	41.2%				43.8%	260 bps	260 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 11

NAB BRAZIL

In 1Q18, EBITDA for NAB Brazil was R$ 254.8 million (+6.1%) with an EBITDA margin expansion of 350bps to 29.5%.

Net revenue was down 6.4%. Volume declined by 19.4%, due to (i) a hard comparable in 1Q17, during which the soft drink industry declined by high single digit and our volume was flattish, and (ii) an industry that is still being compressed by low discretionary spending, falling by mid-single digit in 1Q18, according to our estimates. NR/hl was up 16.2%, as a result of the carry-over of the price adjustment implemented at the end of 2017.

Cash COGS/hl increased by 4.9%, as favorable FX was impacted by higher commodity prices, especially sugar, that grew more than 30.0% year over year, coupled with volume decline effect in fixed cost dilution. Cash SG&A was up 1.0%, as administrative expenses that increased in line with inflation and logistics costs affected by operational deleverage were partially offset by lower sales & marketing expenses.

NAB Brazil			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	6,945.3	-	-	(1,350.4)	5,595.0	-19.4%	-19.4%

Net revenue	923.7	-	-	(58.9)	864.8	-6.4%	-6.4%
Net revenue/hl (R$)	133.0	-	-	21.6	154.6	16.2%	16.2%
COGS	(550.6)	-	-	83.9	(466.6)	-15.2%	-15.2%
COGS/hl (R$)	(79.3)	-	-	(4.1)	(83.4)	5.2%	5.2%
COGS excl. deprec. & amort.	(495.8)	-	-	76.8	(419.0)	-15.5%	-15.5%
COGS/hl excl. deprec. & amort. (R$)	(71.4)	-	-	(3.5)	(74.9)	4.9%	4.9%
Gross profit	373.1	-	-	25.1	398.2	6.7%	6.7%
% Gross margin	40.4%				46.0%	560 bps	560 bps
SG&A excl. deprec. & amort.	(245.1)	-	-	(2.5)	(247.6)	1.0%	1.0%
SG&A deprec. & amort.	(20.5)	-	-	1.6	(18.9)	-7.8%	-7.8%
SG&A total	(265.6)	-	-	(0.9)	(266.5)	0.3%	0.3%
Other operating income/(expenses)	57.4	-	-	(0.8)	56.5	-1.4%	-1.4%
Normalized EBIT	164.9	-	-	23.4	188.3	14.2%	14.2%
% Normalized EBIT margin	17.9%				21.8%	390 bps	390 bps
Normalized EBITDA	240.2	-	-	14.6	254.8	6.1%	6.1%
% Normalized EBITDA margin	26.0%				29.5%	350 bps	350 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 12

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 445.1 million (+18.7%) in 1Q18, with an EBITDA margin of 38.7% (+330bps). In US dollars, reported EBITDA grew close to 16.0%.

Top line increased by 8.7%. Volume was up 4.3%, led by a strong performance in the Dominican Republic and Panama. NR/hl was up 4.2%, due to our continued revenue management initiatives.

Cash COGS/hl was flattish (+0.2%), driven by a tight cost management. Cash SG&A was also flattish (-0.2%), benefiting from cost savings in our non-working money as well as efficiency gains in our working money.

CAC			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	2,791.9	-	-	119.5	2,911.4	4.3%	4.3%

Net revenue	1,057.9	-	0.1	91.8	1,149.7	8.7%	8.7%
Net revenue/hl (R$)	378.9	-	0.0	16.0	394.9	4.2%	4.2%
COGS	(463.9)	-	(1.2)	(23.3)	(488.4)	5.3%	5.0%
COGS/hl (R$)	(166.2)	-	(0.4)	(1.2)	(167.8)	1.0%	0.7%
COGS excl. deprec. & amort.	(406.4)	-	(1.7)	(18.3)	(426.4)	4.9%	4.5%
COGS/hl excl. deprec. & amort. (R$)	(145.6)	-	(0.6)	(0.3)	(146.5)	0.6%	0.2%
Gross profit	593.9	-	(1.1)	68.5	661.3	11.3%	11.5%
% Gross margin	56.1%				57.5%	140 bps	150 bps
SG&A excl. deprec. & amort.	(282.6)	-	(0.6)	0.7	(282.5)	0.0%	-0.2%
SG&A deprec. & amort.	(33.5)	-	0.1	(2.6)	(36.0)	7.4%	7.7%
SG&A total	(316.1)	-	(0.5)	(1.9)	(318.5)	0.8%	0.6%
Other operating income/(expenses)	8.1	-	(0.1)	(3.8)	4.2	-47.7%	-46.7%
Normalized EBIT	285.9	-	(1.7)	62.8	347.0	21.4%	22.0%
% Normalized EBIT margin	27.0%				30.2%	320 bps	330 bps
Normalized EBITDA	376.9	-	(2.2)	70.4	445.1	18.1%	18.7%
% Normalized EBITDA margin	35.6%				38.7%	310 bps	330 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 13

LATIN AMERICA SOUTH (LAS)

LAS delivered EBITDA of R$ 1,333.0 million (+25.2%) in 1Q18, with an EBITDA margin of 43.1% (+30bps).

Top line increased by 24.6%. Volume was up 5.7%, led by growth in all countries we operate. In Argentina in particular, beer volume grew by high single digit. NR/hl was up 17.8%, driven by our revenue management initiatives and a favorable brand mix.

Cash COGS/hl went up 13.5%, favorably impacted by FX. Cash SG&A increased by 28.0%, driven by phasing of sales & marketing expenditures.

LAS			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	9,089.5	-	-	519.9	9,609.5	5.7%	5.7%

Net revenue	2,764.0	-	(351.1)	678.6	3,091.5	11.9%	24.6%
Net revenue/hl (R$)	304.1	-	(36.5)	54.2	321.7	5.8%	17.8%
COGS	(1,059.9)	-	104.7	(213.7)	(1,168.9)	10.3%	20.2%
COGS/hl (R$)	(116.6)	-	10.9	(15.9)	(121.6)	4.3%	13.7%
COGS excl. deprec. & amort.	(964.1)	-	95.3	(192.9)	(1,061.6)	10.1%	20.0%
COGS/hl excl. deprec. & amort. (R$)	(106.1)	-	9.9	(14.3)	(110.5)	4.2%	13.5%
Gross profit	1,704.1	-	(246.3)	464.9	1,922.7	12.8%	27.3%
% Gross margin	61.7%				62.2%	50 bps	130 bps
SG&A excl. deprec. & amort.	(598.0)	-	81.7	(167.2)	(683.5)	14.3%	28.0%
SG&A deprec. & amort.	(60.4)	-	8.6	(10.9)	(62.6)	3.7%	18.0%
SG&A total	(658.3)	-	90.3	(178.1)	(746.1)	13.3%	27.0%
Other operating income/(expenses)	1.4	-	0.8	(15.6)	(13.4)	nm	nm
Normalized EBIT	1,047.2	-	(155.3)	271.2	1,163.2	11.1%	25.9%
% Normalized EBIT margin	37.9%				37.6%	-30 bps	40 bps
Normalized EBITDA	1,203.4	-	(173.3)	302.9	1,333.0	10.8%	25.2%
% Normalized EBITDA margin	43.5%				43.1%	-40 bps	30 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 14

CANADA

Canada delivered EBITDA of R$ 275.0 million (-20.4%) in 1Q18, with an EBITDA margin of 22.6% (-590bps).

Top line was slightly positive (+0.5%). Volume was marginally negative (-0.4%), driven by a soft industry. NR/hl was up 1.0%, as a favorable brand mix was adversely impacted by excise taxes increase.

Cash COGS/hl was up 26.0%, due to a hard comparable in 1Q17, when cash COGS/hl decreased by 7.6%, and impact of imports. Cash SG&A was down 2.9%, as a result of cost savings in our non-working money, as well as phasing and efficiency gains in our working money.

Canada			Currency	Organic		% As	%
R$ million	1Q17	Scope	Translation	Growth	1Q18	Reported	Organic
Volume ('000 hl)	1,929.2	-	-	(8.6)	1,920.6	-0.4%	-0.4%

Net revenue	1,125.8	-	87.1	5.7	1,218.5	8.2%	0.5%
Net revenue/hl (R$)	583.5	-	45.3	5.6	634.5	8.7%	1.0%
COGS	(334.8)	-	(32.5)	(86.8)	(454.1)	35.6%	25.9%
COGS/hl (R$)	(173.6)	-	(16.9)	(46.0)	(236.4)	36.2%	26.5%
COGS excl. deprec. & amort.	(308.1)	-	(29.8)	(78.5)	(416.3)	35.1%	25.5%
COGS/hl excl. deprec. & amort. (R$)	(159.7)	-	(15.5)	(41.6)	(216.8)	35.7%	26.0%
Gross profit	790.9	-	54.6	(81.1)	764.5	-3.3%	-10.3%
% Gross margin	70.3%				62.7%	-760 bps	-760 bps
SG&A excl. deprec. & amort.	(498.0)	-	(37.2)	14.5	(520.7)	4.6%	-2.9%
SG&A deprec. & amort.	1.5	-	(1.4)	(19.2)	(19.0)	nm	nm
SG&A total	(496.5)	-	(38.6)	(4.7)	(539.8)	8.7%	0.9%
Other operating income/(expenses)	1.2	-	(0.5)	(7.2)	(6.5)	nm	nm
Normalized EBIT	295.6	-	15.6	(93.0)	218.2	-26.2%	-31.5%
% Normalized EBIT margin	26.3%				17.9%	-840 bps	-840 bps
Normalized EBITDA	320.8	-	19.7	(65.4)	275.0	-14.3%	-20.4%
% Normalized EBITDA margin	28.5%				22.6%	-590 bps	-590 bps

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 15

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 257.6 million in 1Q18 (-11.5%), mainly explained by government grants related to State VAT long-term tax incentives that were down year over year due to lower volumes and revenue geographic mix.

Other operating income/(expenses)
R$ million	1Q17	1Q18

Government grants/NPV of long term fiscal incentives	221.9	194.8
(Additions to)/reversals of provisions	(10.6)	(6.6)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(5.4)	(21.9)
Net other operating income/(expenses)	84.9	91.3

Other operating income/(expenses)	290.8	257.6

EXCEPTIONAL ITEMS

During the first quarter we recorded an expense of R$ 8.4 million in exceptional items (as compared to R$ 28.7 million in 1Q17).

Exceptional items
R$ million	1Q17	1Q18

Restructuring	(28.0)	(8.4)
Costs of new acquisition	(0.7)	-

Exceptional items	(28.7)	(8.4)

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 16

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 544.3 million (-37.6%), explained by:

•         Interest income of R$ 103.3 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•         Interest expenses of R$ 348.1 million, that include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 65.0 million related to the put option associated with our investment in the Dominican Republic;

•         R$ 182.5 million of losses on derivative instruments, mainly driven by the carry cost of FX hedges, primarily linked to our COGS exposure in Brazil and Argentina;

•         Gains on non-derivative instruments of R$ 92.6 million, that comprises a gain related to an adjustment in the fair value of the PUT option in the Dominican Republic, that was partially exercised in January, 2018; and

•         R$ 118.5 million of other financial expenses, mostly driven by interest on contingencies.

Net finance results
R$ million	1Q17	1Q18

Interest income	108.7	103.3
Interest expenses	(402.2)	(348.1)
Gains/(losses) on derivative instruments	(246.6)	(182.5)
Gains/(losses) on non-derivative instruments	(78.4)	92.6
Taxes on financial transactions	(38.0)	(91.2)
Other financial income/(expenses), net	(216.0)	(118.5)

Net finance results	(872.6)	(544.3)

DEBT BREAKDOWN

As of March 31, 2018 we held a net cash position of R$ 3,497.9 million (down from R$ 7,811.6 million as of December 31, 2017). Consolidated debt corresponded to R$ 4,467.7 million whereas cash and cash equivalents less bank overdrafts totaled R$ 7,953.4 million, down from R$ 10,352.7 million as of December 31, 2017.

Debt breakdown	December 31, 2017			March 31, 2018
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	351.4	733.5	1,084.9	329.6	691.8	1,021.4
Foreign Currency	969.7	498.4	1,468.1	2,949.3	497.0	3,446.3
Consolidated Debt	1,321.1	1,231.9	2,553.1	3,278.9	1,188.8	4,467.7

Cash and Cash Equivalents less Bank Overdrafts			10,352.7			7,953.4
Current Investment Securities			11.9			12.2

Net debt/(cash)			(7,811.6)			(3,497.9)

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 17

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 30.3%, compared to 29.6% of 1Q17. The effective tax rate increased from 12.9% to 19.3%, mainly explained by the impact of foreign exchange variation on intercompany transactions, due to the depreciation of the Brazilian real.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	1Q17	1Q18

Profit before tax	2,628.3	3,217.5

Adjustment on taxable basis
Non-taxable net financial and other income	(104.9)	(78.3)
Goverment grants (VAT)	(434.4)	(413.7)
Share of results of joint ventures	(1.0)	(0.6)
Expenses not deductible	90.0	64.5
Foreign profits taxed in Brazil	34.8	(88.4)
	2,212.8	2,701.0
Aggregated weighted nominal tax rate	29.6%	30.3%
Taxes – nominal rate	(655.5)	(819.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	284.4	299.7
Tax benefit - amortization on tax books	36.2	18.3
Other tax adjustments	(3.6)	(118.3)

Income tax and social contribution expense	(338.5)	(619.9)
Effective tax rate	12.9%	19.3%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2018.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,727,217,492	61.9%
FAHZ	1,605,713,901	10.2%
Market	4,384,418,272	27.9%
Outstanding	15,717,349,665	100.0%
Treasury	4,797,646
TOTAL	15,722,147,311
Free float B3	3,130,569,480	19.9%
Free float NYSE	1,253,848,792	8.0%

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 18

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA
R$ million	1Q17	1Q18

Profit - Ambev holders	2,199.1	2,516.0
Non-controlling interest	90.7	81.7
Income tax expense	338.5	619.9
Profit before taxes	2,628.3	3,217.5
Share of results of joint ventures	(1.0)	(0.6)
Net finance results	872.6	544.3
Exceptional items	28.7	8.4
Normalized EBIT	3,528.6	3,769.6
Depreciation & amortization - total	827.6	869.1
Normalized EBITDA	4,356.2	4,638.7

SUBSEQUENT EVENTS

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. - CCU. The agreement also foresees the transfer by AB InBev to Quilmes of Cerveceria Argentina Sociedad Anonima Isenbeck and the transfer by Quilmes of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$ 50 million. The closing of the transaction was subject to the approval of the Argentinean antitrust authority and others usual closing conditions. The approval of the Argentinean antitrust authority was granted on April 27, 2018 and the transaction closed on May 02, 2018. The company estimates positive impact of R$ 57 million on profit and loss as result of the accounting practice involving transactions under common control.

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 19

Q1 2018 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva
Chief Executive Officer
Ricardo Rittes
Chief Financial and Investor Relations Officer
Language:	English
Date:	May 9, 2018 (Wednesday)
Time:	12:00 (Brasília time)
11:00 (EST)
Phone number:	US participants	+1 (844) 839-2182
	International participants	+1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

https://webcastlite.mziq.com/cover.html?webcastId=bcdd9e84-c191-4709-b3c6-9cff5193a324

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10119220 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink +55 (11) 2122-1415 nicole.brink@ambev.com.br	André Thomaz +55 (11) 2122-1414 andre.thomaz@ambev.com.br

ir.ambev.com.br

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 20

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2017 (1Q17). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q17	1Q18%		1Q17	1Q18%		1Q17	1Q18%		1Q17	1Q18%		1Q17	1Q18%		1Q17	1Q18%		1Q17	1Q18%
Volume (000 hl)	20,549.2	18,879.1	-8.1%	6,945.3	5,595.0	-19.4%	27,494.5	24,474.1	-27.6%	2,791.9	2,911.4	4.3%	9,089.5	9,609.5	5.7%	1,929.2	1,920.6	-0.4%	41,305.1	38,915.5	-5.8%

R$ million
Net revenue	5,370.5	5,315.6	-1.0%	923.7	864.8	-6.4%	6,294.2	6,180.4	-7.4%	1,057.9	1,149.7	8.7%	2,764.0	3,091.5	24.6%	1,125.8	1,218.5	0.5%	11,241.8	11,640.2	5.9%
% of total	47.8%	45.7%		8.2%	7.4%		56.0%	53.1%		9.4%	9.9%		24.6%	26.6%		10.0%	10.5%		100.0%	100.0%
COGS	(2,113.9)	(1,882.7)	-10.9%	(550.6)	(466.6)	-15.2%	(2,664.5)	(2,349.4)	-26.2%	(463.9)	(488.4)	5.0%	(1,059.9)	(1,168.9)	20.2%	(334.8)	(454.1)	25.9%	(4,523.1)	(4,460.7)	0.2%
% of total	46.7%	42.2%		12.2%	10.5%		58.9%	52.7%		10.3%	10.9%		23.4%	26.2%		7.4%	10.2%		100.0%	100.0%
Gross profit	3,256.6	3,432.9	5.4%	373.1	398.2	6.7%	3,629.7	3,831.1	12.1%	593.9	661.3	11.5%	1,704.1	1,922.7	27.3%	790.9	764.5	-10.3%	6,718.7	7,179.5	9.7%
% of total	48.5%	47.8%		5.6%	5.5%		54.0%	53.4%		8.8%	9.2%		25.4%	26.8%		11.8%	10.6%		100.0%	100.0%
SG&A	(1,744.3)	(1,796.6)	3.0%	(265.6)	(266.5)	0.3%	(2,009.9)	(2,063.0)	3.3%	(316.1)	(318.5)	0.6%	(658.3)	(746.1)	27.0%	(496.5)	(539.8)	0.9%	(3,480.9)	(3,667.4)	6.8%
% of total	50.1%	49.0%		7.6%	7.3%		57.7%	56.3%		9.1%	8.7%		18.9%	20.3%		14.3%	14.7%		100.0%	100.0%
Other operating income/(expenses)	222.8	216.6	-2.8%	57.4	56.5	-1.4%	280.2	273.2	-4.2%	8.1	4.2	-46.7%	1.4	(13.4)	nm	1.2	(6.5)	nm	290.8	257.6	-11.5%
% of total	76.6%	84.1%		19.7%	22.0%		96.3%	106.1%		2.8%	1.6%		0.5%	-5.2%		0.4%	-2.5%		100.0%	100.0%
Normalized EBIT	1,735.0	1,853.0	6.8%	164.9	188.3	14.2%	1,899.9	2,041.2	21.0%	285.9	347.0	22.0%	1,047.2	1,163.2	25.9%	295.6	218.2	-31.5%	3,528.6	3,769.6	10.8%
% of total	49.2%	49.2%		4.7%	5.0%		53.8%	54.1%		8.1%	9.2%		29.7%	30.9%		8.4%	5.8%		100.0%	100.0%
Normalized EBITDA	2,214.9	2,330.9	5.2%	240.2	254.8	6.1%	2,455.1	2,585.6	11.3%	376.9	445.1	18.7%	1,203.4	1,333.0	25.2%	320.8	275.0	-20.4%	4,356.2	4,638.7	10.1%
% of total	50.8%	50.2%		5.5%	5.5%		56.4%	55.7%		8.7%	9.6%		27.6%	28.7%		7.4%	5.9%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.4%	-35.4%		-59.6%	-54.0%		-42.3%	-38.0%		-43.9%	-42.5%		-38.3%	-37.8%		-29.7%	-37.3%		-40.2%	-38.3%
Gross profit	60.6%	64.6%		40.4%	46.0%		57.7%	62.0%		56.1%	57.5%		61.7%	62.2%		70.3%	62.7%		59.8%	61.7%
SG&A	-32.5%	-33.8%		-28.8%	-30.8%		-31.9%	-33.4%		-29.9%	-27.7%		-23.8%	-24.1%		-44.1%	-44.3%		-31.0%	-31.5%
Other operating income/(expenses)	4.1%	4.1%		6.2%	6.5%		4.5%	4.4%		0.8%	0.4%		0.1%	-0.4%		0.1%	-0.5%		2.6%	2.2%
Normalized EBIT	32.3%	34.9%		17.9%	21.8%		30.2%	33.0%		27.0%	30.2%		37.9%	37.6%		26.3%	17.9%		31.4%	32.4%
Normalized EBITDA	41.2%	43.8%		26.0%	29.5%		39.0%	41.8%		35.6%	38.7%		43.5%	43.1%		28.5%	22.6%		38.7%	39.9%

Per hectoliter - (R$/hl)
Net revenue	261.3	281.6	7.7%	133.0	154.6	16.2%	228.9	252.5	10.3%	378.9	394.9	4.2%	304.1	321.7	17.8%	583.5	634.5	1.0%	272.2	299.1	12.4%
COGS	(102.9)	(99.7)	-3.1%	(79.3)	(83.4)	5.2%	(96.9)	(96.0)	-0.9%	(166.2)	(167.8)	0.7%	(116.6)	(121.6)	13.7%	(173.6)	(236.4)	26.5%	(109.5)	(114.6)	6.3%
Gross profit	158.5	181.8	14.7%	53.7	71.2	32.5%	132.0	156.5	18.6%	212.7	227.1	7.0%	187.5	200.1	20.4%	410.0	398.0	-9.9%	162.7	184.5	13.9%
SG&A	(84.9)	(95.2)	12.1%	(38.2)	(47.6)	24.5%	(73.1)	(84.3)	15.3%	(113.2)	(109.4)	-3.5%	(72.4)	(77.6)	20.2%	(257.4)	(281.0)	1.4%	(84.3)	(94.2)	11.8%
Other operating income/(expenses)	10.8	11.5	5.8%	8.3	10.1	22.4%	10.2	11.2	9.5%	2.9	1.5	-48.9%	0.2	(1.4)	nm	0.6	(3.4)	nm	7.0	6.6	-11.0%
Normalized EBIT	84.4	98.1	16.2%	23.7	33.7	41.7%	69.1	83.4	20.7%	102.4	119.2	17.0%	115.2	121.0	19.1%	153.2	113.6	-31.1%	85.4	96.9	14.8%
Normalized EBITDA	107.8	123.5	14.5%	34.6	45.5	31.7%	89.3	105.6	18.3%	135.0	152.9	13.8%	132.4	138.7	18.4%	166.3	143.2	-20.0%	105.5	119.2	14.6%

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2017	March 31, 2018

Assets
Current assets
Cash and cash equivalents	10,354.5	7,953.5
Investment securities	11.9	12.2
Derivative financial instruments	350.0	366.5
Trade receivables	4,944.8	3,537.1
Inventories	4,319.0	4,725.1
Income tax and social contributions receivable	2,770.4	2,962.6
Other taxes receivable	600.2	712.4
Other assets	1,367.3	1,291.1
	24,718.1	21,560.6

Non-current assets
Investment securities	122.0	143.5
Derivative financial instruments	35.2	41.4
Income tax and social contributions receivable	2,312.7	2,322.3
Deferred tax assets	2,279.3	2,348.6
Other taxes receivable	225.0	200.7
Other assets	1,964.4	1,389.2
Employee benefits	58.4	54.1
Investments in joint ventures	238.0	243.8
Property, plant and equipment	18,822.3	18,276.3
Intangible	4,674.7	4,606.8
Goodwill	31,401.9	31,191.7
	62,133.9	60,818.4

Total assets	86,852.0	82,378.9

Equity and liabilities
Current liabilities
Trade payables	11,853.9	11,000.9
Derivative financial instruments	215.1	267.7
Interest-bearing loans and borrowings	1,321.1	3,278.9
Bank overdrafts	1.8	0.1
Payroll and social security payables	1,047.2	779.9
Dividends and interest on shareholder´s equity payable	1,778.6	747.1
Income tax and social contribution payable	1,668.4	1,506.2
Taxes and contributions payable	3,825.4	2,390.8
Put option granted on subsidiary and other liabilities	6,807.9	2,709.8
Provisions	169.0	168.7
	28,688.5	22,850.3

Non-current liabilities
Trade payables	175.1	145.5
Derivative financial instruments	2.4	30.4
Interest-bearing loans and borrowings	1,231.9	1,188.8
Deferred tax liabilities	2,329.2	2,378.0
Income tax and social contribution payable	2,418.0	2,185.2
Taxes and contributions payable	771.6	746.1
Put option granted on subsidiary and other liabilities	429.1	345.7
Provisions	512.6	490.2
Employee benefits	2,310.7	2,250.5
	10,180.7	9,760.4

Total liabilities	38,869.1	32,610.7

Equity
Issued capital	57,614.1	57,710.2
Reserves	63,361.1	63,302.2
Comprehensive income	(74,966.5)	(74,349.1)
Retained earnings	-	2,160.5
Equity attributable to equity holders of Ambev	46,008.8	48,823.8
Non-controlling interests	1,974.0	944.4
Total Equity	47,982.9	49,768.2

Total equity and liabilities	86,852.0	82,378.9

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 23

CONSOLIDATED INCOME STATEMENT
R$ million	1Q17	1Q18

Net revenue	11,241.8	11,640.2
Cost of goods sold	(4,523.1)	(4,460.7)
Gross profit	6,718.7	7,179.5

Sales and marketing expenses	(2,925.2)	(3,095.3)
Administrative expenses	(555.7)	(572.1)
Other operating income/(expenses)	290.8	257.6

Normalized EBIT	3,528.6	3,769.6

Exceptional items	(28.7)	(8.4)

Income from operations (EBIT)	3,499.9	3,761.2

Net finance results	(872.6)	(544.3)
Share of results of joint ventures	1.0	0.6

Profit before income tax	2,628.3	3,217.5

Income tax expense	(338.5)	(619.9)

Profit	2,289.8	2,597.6
Equity holders of Ambev	2,199.1	2,516.0
Non-controlling interest	90.7	81.7

Basic earnings per share (R$)	0.14	0.16
Diluted earnings per share (R$)	0.14	0.16

Normalized Profit	2,316.0	2,610.9

Normalized basic earnings per share (R$)	0.14	0.16
Normalized diluted earnings per share (R$)	0.14	0.16

Nº of basic shares outstanding (million of shares)	15,700.7	15,713.1
Nº of diluted shares outstanding (million if shares)	15,832.2	15,842.8

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2018 Results May 9, 2018 Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	1Q17	1Q18

Profit	2,289.8	2,597.6
Depreciation, amortization and impairment	827.6	869.1
Impairment losses on receivables and inventories	28.2	35.0
Additions/(reversals) in provisions and employee benefits	49.1	46.2
Net finance cost	872.6	544.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	5.4	21.9
Equity-settled share-based payment expense	45.0	33.9
Income tax expense	338.5	619.9
Share of result of joint ventures	(1.0)	(0.6)
Other non-cash items included in the profit	123.5	(115.6)
Cash flow from operating activities before changes in working capital and provisions	4,578.6	4,651.7
(Increase)/decrease in trade and other receivables	1,438.3	865.5
(Increase)/decrease in inventories	(199.9)	(464.7)
Increase/(decrease) in trade and other payables	(2,707.9)	(2,509.6)
Cash generated from operations	3,109.0	2,542.9
Interest paid	(155.2)	(101.3)
Interest received	55.3	100.2
Dividends received	3.9	-
Income tax and social contributions paid	(1,028.6)	(1,749.5)
Cash flow from operating activities	1,984.5	792.3

Proceeds from sale of property, plant, equipment and intangible assets	10.5	1.4
Acquisition of property, plant, equipment and intangible assets	(559.5)	(472.7)
Acquisition of subsidiaries, net of cash acquired	(332.7)	(3,074.0)
Acquisition of other investments	-	(5.0)
(Investments)/net proceeds of debt securities	272.6	(7.8)
Net proceeds/(acquisition) of other assets	1.6	(0.2)
Cash flow used in investing activities	(607.6)	(3,558.3)

Capital increase	-	6.2
Proceeds/(repurchase) of shares	(48.4)	(8.6)
Proceeds from borrowings	1,238.2	2,026.7
Repayment of borrowings	(1,482.8)	(93.4)
Cash net finance costs other than interests	(429.9)	(307.3)
Payment of finance lease liabilities	(2.3)	(2.2)
Dividends and interest on shareholders’ equity paid	(1,132.0)	(1,099.7)
Cash flow used in financing activities	(1,857.2)	521.6

Net increase/(decrease) in Cash and cash equivalents	(480.2)	(2,244.5)
Cash and cash equivalents less bank overdrafts at beginning of period	7,876.8	10,352.7
Effect of exchange rate fluctuations	(167.5)	(154.9)
Cash and cash equivalents less bank overdrafts at end of period	7,229.1	7,953.4

AMBEV REPORTS 2018 FIRST QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer